FREESEAS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Number

Interim Condensed Consolidated Balance Sheets as of September 30, 2013 (unaudited) and December 31, 2012 (audited)	F-2

Unaudited Interim Condensed Consolidated Statements of Operations for the Nine Months ended September 30, 2013 and 2012	F-3

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2013 and 2012	F-4

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-5 to F-33

F-1

FREESEAS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts are expressed in thousands of United States dollars)

	September 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13	$29
Trade receivables, net of provision of $1,855 for September 30, 2013 and $1,313 for December 31, 2012	334	1,230
Insurance claims (Note 10)	741	276
Due from related party (Note 4)	1,387	346
Inventories	250	521
Prepayments and other	1,196	389
Vessels held for sale (Note 6)	29,315	32,792
Total current assets	33,236	35,583

Vessels, net (Note 5)	71,406	75,690
Deferred charges, net of current	2,708	3,086
Total non-current assets	74,114	78,776

Total Assets	$107,350	$114,359

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$12,404	$13,809
Convertible notes, net	273	-
Accrued liabilities	4,759	2,834
Due to related party	-	94
Unearned revenue	-	204
Derivative financial instruments – current portion (Note 7)	257	446
Bank loans - current portion (Note 9)	88,946	89,169
Total current liabilities	106,639	106,556

Commitments and Contingencies
SHAREHOLDERS' EQUITY:

Common stock	53	2
Additional paid-in capital	154,139	131,335
Accumulated deficit	(153,481)	(123,534)
Total shareholders' equity	711	7,803
Total Liabilities and Shareholders' Equity	$107,350	$114,359

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

FREESEAS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(All amounts are expressed in thousands of United States dollars, except for share and per share data)

	2013	2012
OPERATING REVENUES	$4,001	$12,136

OPERATING EXPENSES:
Voyage expenses	(2,641)	(1,991)
Commissions	(390)	(720)
Vessel operating expenses	(8,511)	(7,904)
Depreciation expense (Note 5)	(4,284)	(4,285)
Amortization of deferred charges	(199)	(691)
Management and other fees to a related party (Note 4)	(1,074)	(2,165)
General and administrative expenses	(2,494)	(3,675)
Provision and write-offs of insurance claims and bad debts	(451)	(340)
Vessel impairment loss (Note 6)	(3,477)	(12,480)

Loss from operations	(19,520)	(22,115)

OTHER INCOME (EXPENSE):
Interest and finance costs	(2,360)	(1,906)
Loss on derivative instruments (Note 7)	(37)	(117)
Gain on settlement of payable	1,106	-
Loss on settlement of liability through stock issuance (Note 14)	(3,914)	-
Other income/ (expense) (Note 14)	(5,222)	22
Loss on debt extinguishment	-	(134)

Other expense	(10,427)	(2,135)

Net loss	$(29,947)	$(24,250)

Basic loss per share	$(2.22)	$(34.79)
Diluted loss per share	$(2.22)	$(34.79)
Basic weighted average number of shares	13,462,231	697,032
Diluted weighted average number of shares	13,462,231	697,032

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

FREESEAS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(All amounts in tables in thousands of United States dollars, except for share data and per share data)

	2013	2012
Cash Flows from Operating Activities:
Net loss	$(29,947)		$(24,250)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense (Note 5)	4,284		4,285
Amortization of debt discount (Note 8)	200		-
Gain on settlement of payable	(1,106)		-
Common stock issued for services (Note 14)	15,257		-
Common stock issued for compensation (Note 14)	3,783		-
Loss on settlement of liability through stock issuance (Note 14)	3,914		-
Amortization of deferred financing fees	761		168
Amortization of deferred dry-docking and special survey costs	199		523
Gain on shares issued to the Manager (Note 4)	(954)		-
Stock compensation cost (Note 4 and 13)	506		1,337
Write off of deferred financing fees	-		134
Change in fair value of derivatives (Note 7)	(189)		(194)
Vessel impairment loss (Note 6)	3,477		12,480

Changes in:
-Trade receivables	896		(105)
-Insurance claims	(465)		405
-Due from related party	(1,041)		(181)
-Inventories	271		64
-Prepayments and other	(807)		575
-Accounts payable	(1,406)		4,860
-Accrued liabilities	1,925		(31)
-Due to related party	(94)		-
-Unearned revenue	(204)		(84)
Dry-docking and special survey costs paid	(583)		-
(Increase) – decrease of deferred charges	-		(3,534)

Net Cash used in Operating Activities	(1,323)		(3,548)

Cash flows from Investing Activities

Cash flows from Financing Activities:
Decrease in restricted cash	-		1,125
Payments of bank loans	(223)		-
Proceeds from convertible notes (Note 8)	489
Proceeds from sale of common stock (Note 14)	1,041		2,157

Net Cash provided by Financing Activities	1,307		3,282
Net change in cash and cash equivalents	$(16)		$(266)
Cash and cash equivalents, beginning of period	29		331

Cash and cash equivalents, end of period	$13		$65

Supplemental Cash Flow Information:
Cash paid for interest	$411		$831
Cash paid for taxes	$-		$-

Non-Cash Operating Activities:
Shares issued to settle fees owed to the Manager	$2,559		$2,040
Debt discount related to convertible note	$263	$
Note converted to common stock	$154	$

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-4

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries (collectively, the “Company” or “FreeSeas”). FreeSeas, formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of ship-owning companies. The management of FreeSeas’ vessels is performed by Free Bulkers S.A. (the “Manager”), a Marshall Islands company that is controlled by the Chief Executive Officer of FreeSeas (see Note 4).

Effective February 14, 2013, the Company effected a ten-to-one reverse stock split on its issued and outstanding common stock (Note 12). All share and per share amounts disclosed in the Financial Statements give effect to this reverse stock split retroactively, for all periods presented.

During the nine months ended September 30, 2013, the Company owned and operated six Handysize dry bulk carriers and one Handymax dry bulk carrier. As of September 30, 2013, FreeSeas is the sole owner of all outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract Termination

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A

Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A

Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A

Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A	N/A

Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A	N/A

Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A	N/A

Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A	N/A

Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A	N/A

Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A

Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A	N/A

Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A

Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12

Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12

F-5

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, (“U.S. GAAP”), for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. During the nine months ended September 30, 2013 and 2012 the following charterers individually accounted for more than 10% of the Company’s voyage revenues:

Charterer	For the nine months ended September 30, 2013	For the nine months ended September 30, 2012
A	26.3%	27.6%
B	18.1%	12.3%
C	Less than 10%	Less than 10%
D	Less than 10%	Less than 10%

F-6

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

2.	Significant Accounting policies:

Described below are the accounting standards that were adopted in the nine months of 2013. A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Amendment No. 1 on Form 20-F/A (the “Amended Filing”) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “Original Filing”) filed with the Securities and Exchange Commission (“SEC”) on April 19, 2013 (the "Consolidated Financial Statements for the year ended December 31, 2012"). There have been no material changes to these policies in the nine-month period ended September 30, 2013.

Recent Accounting Standards Updates:

Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

Within the period the Company adopted the requirements of ASU 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The adoption of the new guidance for fair value measurements had no effect on the Company’s interim condensed consolidated financial statements.

3.	Going Concern

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In October 2013, the Company received notification from NBG that the Company has not paid the aggregate amount of $8,311 constituting repayment installments due in September 2013 and accrued interest due in June 2013. The Company is seeking and will continue to seek restructured loan terms from NBG.

Also the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in January, February, March and April 2013. In May 2013, the Company did not pay the monthly repayments of $11.5 for each of Facility A and Facility B with Deutsche Bank, totaling $23 along with accrued interest due. As well, the Company did not pay the interest due in June, 2013 (for more information and developments on the Deutsche Bank loan facilities see Note 9 “Long-Term Debt” and Note 15 “Subsequent Events”).

On January 31, 2013 the Company did not pay the interest due of $124 and the interest rate swap amounts of $52 and $28 due on March 5, 2013 and April 2, 2013, respectively, with the Credit Suisse facility. On April 26, 2013, the Company paid the interest of $124 due on January 31, 2013. On April 30 and July 31, 2013 the Company did not pay the interest due of $117 and $119, respectively. Also, the Company did not pay the interest rate swap amounts of $48, $25, $43 and $22 due on June 5, 2013, July 2, 2013, September 5, 2013 and October 2, 2013, respectively, with the Credit Suisse facility. In addition, on October 31, 2013, the Company did not pay the interest due of $118 with the Credit Suisse facility. The Company received reservation of right letters on August 9, 2013, October 4, 2013 and November 1, 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. The Company is in discussions with Credit Suisse to arrange a settlement of the outstanding payments.

F-7

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

If the Company is not able to reach an agreement with NBG to restructure its loan terms and with Credit Suisse to settle its outstanding payments, or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breaches existing under the Company’s credit facilities with NBG and Credit Suisse (Note 9) acceleration of such debt by its lenders could result. Accordingly, as of September 30, 2013, the Company is required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities on its consolidated balance sheet since the Company has not received waivers in respect to the breaches discussed above. As a result, the Company has a working capital deficit amounting to $73,403.

Management is currently seeking and will continue to seek to restructure the Company’s indebtedness and obtain waivers on covenant violations. Based on the Company’s cash flow projections for the remainder of 2013, cash on hand and cash provided by operating activities will not be sufficient to cover scheduled debt service as of September 30, 2013, operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. All of the above raises doubt regarding the Company’s ability to continue as a going concern.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including completion of the negotiations for the restructuring of its loan with NBG, offerings of securities through structured financing agreements (Note 15), disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

The unaudited interim condensed consolidated financial statements as of September 30, 2013, were prepared assuming that the Company would continue as a going concern due to its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt and derivative financial instrument liability.

4.	Related Party Transactions

Manager

All vessels owned by the Company receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

F-8

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, a monthly technical management fee of $18,975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendent attendance and other direct expenses.

The Company also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of the Manager. During the nine months ended September 30, 2013 and 2012, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Manager amounting to $77 and $104 for the nine months ended September 30, 2013 and 2012, respectively, included in “Commissions” in the accompanying unaudited interim condensed consolidated statements of operations.

The Company also pays, as per its services agreement with the Manager, a monthly fee of $136,275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of September 30, 2013 would be approximately $90,451. In connection with the shares to be issued to the Manager in payment of unpaid management and services fees, described below, the Manager has waived its right to terminate the services agreement and receive such termination fee.

On January 18, 2013, the Company’s’ Board of Directors approved the issuance of 338,768 shares of the Company’s common stock to the Manager in payment of $271 in unpaid fees due to the Manager for January 2013 under the management and services agreements with the Company. These shares were issued to the Manager on February 28, 2013 (Note 15) and are based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable. On

On September 13, 2013, the Company’s’ Board of Directors approved the issuance of 4,958,286 shares of the Company’s common stock to the Manager (Note 15) in payment of $2,168 in unpaid fees due to the Manager for the months of February, March, April, May, June, July, August and September 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 171,637 shares of the Company’s common stock to its non-executive members of its Board of Directors (Note 15) in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013. The aggregate number of shares issued to the directors was based on the closing price of the Company’s common stock on the last day of the first, second and third quarter of 2013, which is the date that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

F-9

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Fees and expenses charged by the Manager are included in the accompanying unaudited interim condensed consolidated financial statements in “Management fees to a related party,” “General and administrative expenses” and “Operating expenses”. The total amounts charged for the nine months ended September 30, 2013 and 2012 amounted to $2,271 ($1,074 of management fees, $1,088 of services fees, $96 of superintendent fees and $13 for other expenses) and $4,018 ($2,165 of management fees, $1,736 of services fees, $102 of superintendent fees and $15 for other expenses, respectively. The “Management and other fees to a related party” and the “General and administrative expenses” for the nine months ended September 30, 2013 include the amount of $474 recognized as stock-based compensation expense for the issuance of 338,768 shares of the Company’s common stock to the Manager in payment of $271 in unpaid fees due to the Manager for January 2013 under the management and services agreements with the Company. In addition, the “Management and other fees to a related party” and the “General and administrative expenses” for the nine months ended September 30, 2013 include the amount of $954 recognized as gain for the issuance of 4,958,286 shares of the Company’s common stock to the Manager (Note 15) in payment of $2,168 in unpaid fees due to the Manager for the months of February, March, April, May, June, July, August and September 2013 and the issuance of 171,637 shares of the Company’s common stock to the non-executive members of its Board of Directors (Note 15), in payment of $120 in unpaid Board fees for the first, second and third quarter of 2013.

The balance due from the Manager as of September 30, 2013 and December 31, 2012 was $1,387 and $346, respectively. The amount paid to the Manager for office space during the nine months ended September 30, 2013 and 2012 was $109 and $106, respectively and is included in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

First Business Bank (FBB)

Effective May 13, 2013, FBB ceased to be a related party according to the requirements of ASC 850 (“Related Party Disclosures”), since the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG.

Other Related Party

The Company, through the Manager, uses from time to time a ship-brokering firm (“Navar”) associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the nine months ended September 30, 2013 and 2012, Navar charged the Company commissions of $14 and $30, respectively, which are included in “Commissions” in the accompanying unaudited interim condensed consolidated statements of operations. The balance due to Navar as of September 30, 2013 and December 31, 2012 was $nil and $94, respectively. On May 22, 2013, the Company entered into a debt settlement agreement with Navar pursuant to which the Company issued Navar 136,925 shares of common stock in exchange for the extinguishment of $94 of outstanding debt related to shipbrokerage services provided to the Company.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2012	$103,137	$(27,447)	$75,690

Depreciation	—	(4,284)	(4,284)
Disposal	—	—	—
Vessels held for sale	—	—	—
Vessel impairment charge	—	—	—

September 30, 2013	$103,137	$(31,731)	$71,406

F-10

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

All of the Company’s vessels have been provided as collateral to secure the bank loans discussed in Note 9 below, except for the M/V Free Maverick and the M/V Free Knight since their collateral associated with the Deutsche Bank loan facilities will be released, including the lifting of their mortgages (see Note 15).

Vessels disposed during the nine months ended September 30, 2013.

During the nine months ended September 30, 2013 there were no vessel disposals.

Vessels disposed during the nine months ended September 30, 2012.

During the nine months ended September 30, 2012 there were no vessel disposals.

As of September 30, 2013 the Company performed an interim impairment analysis in accordance with guidance under ASC 360-10-35-21 for the vessels M/V Free Goddess, M/V Free Knight and M/V Maverick by comparing their undiscounted net operating cash flows to its respective carrying value. As well, the Company has considered in the analysis that the M/V Free Goddess, the M/V Free Knight and the M/V Free Maverick will start earning income only for the last month of 2013 reflecting the progress of negotiations with creditors for the M/V Free Maverick, the progress of negotiations regarding the alleged cargo damage dispute for the M/V Free Knight and the progress of repairs and discussions with insurers for the M/V Free Goddess. The Company concluded that no impairment existed as of September 30, 2013, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $15.9 million. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $44,569 (using the most recent five year historical average rates) and $56,306 (using the most recent three year or one year historical average rates). The Company will reassess the appropriateness of using a ten year historical average rate as opposed to a more recent five or three year average rate.

6.	Vessels held for sale

Net Book Value
December 31, 2012	$32,792
Additions	—
Disposals	—
Drydocking costs	—
Vessel impairment charge	(3,477)
September 30, 2013	$29,315

Vessels classified as assets held for sale during the nine months ended September 30, 2013

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the accompanying unaudited interim condensed consolidated balance sheet for the nine months ended September 30, 2013 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. As of September 30, 2013, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $3,477 in the accompanying unaudited interim condensed consolidated statements of operations, of which $935 relates to the M/V Free Hero, $455 to the M/V Free Jupiter and $2,087 to the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as her fair value exceeded her carrying value. The Company is currently continuing its attempts to sell these vessels and intends to sell them either later in the year or during the year ended December 31, 2014. The Company will reassess the appropriateness of the held for sale classification prior to issuing its audited results for the year ended December 31, 2013.

F-11

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Vessels classified as assets held for sale during the nine months ended September 30, 2012

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the accompanying consolidated balance sheet for the nine months ended September 30, 2012 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date.

As of September 30, 2012, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $12,480 in the accompanying unaudited interim condensed consolidated statements of operations, of which $2,880 relates to the M/V Free Hero, $3,360 to the M/V Free Jupiter, $3,360 to the M/V Free Impala and $2,880 to the M/V Free Neptune.

7.	Financial Instruments and Fair Value Measurements

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company is a party of two interest rate swap agreements which do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of operations. The Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $3,100 and $1,659, respectively as of September 30, 2013 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The change in fair value on the Company’s two interest rate swaps for the nine months ended September 30, 2013 and 2012 resulted in unrealized gains of $189 and $194, respectively. The settlements on the interest rate swaps for the nine months ended September 30, 2013 and 2012 resulted in realized losses of $226 and $310, respectively. The total of the change in fair value and settlements for the nine months ended September 30, 2013 and 2012 aggregate to losses of $37 and $117, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying unaudited interim condensed consolidated statements of operations.

As of September 30, 2013, the Company was in breach of certain of its financial covenants relating to its loan agreements with NBG and Credit Suisse (Note 9). Thus the cross default provisions of the swap agreements would be activated and as such and in accordance with the guidance related to classification of obligations that are callable by the creditor, the Company has classified the entire long-term amount as current at September 30, 2013. In this respect the total fair value amounting to $257 is reflected in “Derivative financial instruments-current portion” in the accompanying unaudited interim condensed consolidated balance sheet.

F-12

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of income.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps	Derivative financial instruments - current portion	$—	$—	$257	$566

	Derivative financial instruments - net of current portion	—	—	—	—

	Total derivatives	$—	$—	$257	$566

The Effect of Derivative Instruments on the Statement of Operations for the Nine Months Ended September 30, 2013, and 2012

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Gain (Loss) Recognized on Derivative Location	2013	2012
Interest rate swaps	Loss on derivative instruments	$(37)	$(117)

Total		$(37)	$(117)

F-13

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

—	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

—	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

—	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs that are not corroborated by market data and that are significant to the fair value of the assets or liabilities.

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis as of the valuation date:

	September 30,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2013	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$257	$—	$257	$—

Total	$257	$—	$257	$—

F-14

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

	September 30,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Non -Recurring measurements:	2012	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$32,792	$—	$32,792	$—
Total	$32,792	$—	$32,792	$—

Non -Recurring measurements:	September 30, 2013	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$29,315	$—	$29,315	$—

Total	$29,315	$—	$29,315	$—

In accordance with the provisions of relevant guidance, as of September 30, 2013, the Company compared the carrying values of the M/V Free Hero , the M/V Free Jupiter , the M/V Free Impala and the M/V Free Neptune which were classified as held for sale in the accompanying unaudited interim condensed consolidated balance sheet for the nine months ended September 30, 2013 (Note 6), with their estimated fair market values less costs to sell and recognized an impairment loss of $3,477 in the accompanying unaudited interim condensed consolidated statements of operations.

In accordance with the provisions of relevant guidance, as of September 30, 2012, the Company compared the carrying values of the M/V Free Hero , the M/V Free Jupiter , the M/V Free Impala and the M/V Free Neptune which were classified as held for sale in the accompanying unaudited interim condensed consolidated balance sheet for the nine months ended September 30, 2012 (Note 6), with their estimated fair market values less costs to sell and recognized an impairment loss of $12,480 in the accompanying unaudited interim condensed consolidated statements of operations.

8.	Convertible Notes Payable

In January, April, May and July 2013, the Company entered into agreements with Asher Enterprises, Inc. (“Asher”) to four 8% interest bearing convertible notes for $489 due in nine months (“The 8% Convertible Notes”). One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate. In connection with these notes, the Company recorded a $263 discount on debt, related to the beneficial conversion feature of the note to be amortized over the life of the note or until the note was converted or repaid. On August 2, 2013, the Company issued 1,164,736 shares of common stock to Asher upon conversion of the $153.5 convertible promissory note dated January 31, 2013.  The Company has recorded amortization expense amounting to $200 for the nine months ended September 30, 2013 in connection with the beneficial conversion feature of the notes.

F-15

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

9.	Long-Term Debt

As of September 30, 2013, the Company’s bank debt is as follows:

	Deutsche Bank	Credit Suisse	NBG	Total
December 31, 2012	$29,259	$36,450	$23,237	$88,946
Additions	-	-	-	-
Payments	-	-	-	-
September 30, 2013	$29,259	$36,450	$23,237	$88,946

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.00% to 4%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the nine months ended September 30, 2013 and 2012 was 2.6% and 2.5%, respectively. Interest expense incurred under the above loan agreements amounted to $1,541 and $1,874 for the nine months ended September 30, 2013 and 2012, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

Deutsche Bank Facility

 On September 7, 2012, the Company and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank. As amended and restated, the facility agreement:

•	Defers and reduces the balloon payment of $16,009 due on Facility B from November 2012 to December 2015;
•	Provides for monthly repayments of $20 for each of Facility A and Facility B commencing September 30, 2012 through April 30, 2013 and a monthly repayment of $11.5 for each of Facility A and Facility B on May 31, 2013;
•	Suspends principal repayments from June 1, 2013 through June 30, 2014 on each of Facility A and Facility B;
•	Provides for quarterly repayments of $337 for Facility A commencing June 30, 2014, which quarterly repayments have been reduced from $750;

F-16

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

•	Provides for quarterly repayments of $337 for Facility B commencing June 30, 2014;
•	Bears interest at the rate of LIBOR plus 1% through March 31, 2014 and LIBOR plus 3.25% from April 1, 2014 through maturity, which were reduced from LIBOR plus 2.25% for Facility A and LIBOR plus 4.25% for Facility B;
•	Establishes certain financial covenants, including an interest coverage ratio that must be complied with starting January 1, 2013, a consolidated leverage ratio that must be complied with starting January 1, 2014, and a minimum liquidity ratio that must be complied with starting July 1, 2014;
•	Removes permanently the loan to value ratio;
•	Requires the amount of any “Excess Cash,” as determined in accordance with the amended and restated facility agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance; and
•	Removes the success fee originally due under the previous agreement and provides for an amendment and restructuring fee of $1,480 payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

The Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in January, February, March and April 2013. Also, in May 2013, the Company did not pay the monthly repayments of $11.5 for each of Facility A and Facility B with Deutsche Bank, totaling $23 along with accrued interest due. As well, the Company did not pay the interest due in June 2013.

On July 5, 2013, the Company entered into a Debt Purchase and Settlement Agreement (the “Settlement Agreement”) with Deutsche Bank, a Magna Group affiliate fund Hanover Holdings I, LLC (“Hanover”)and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. Pursuant to the terms of the Settlement Agreement, Hanover has agreed to purchase $10,500 of outstanding indebtedness owed by the Company to Deutsche Bank, out of a total outstanding amount owed of $29,958 subject to the satisfaction of a number of conditions set forth in the Settlement Agreement. Upon payment in full of the $10,500 purchase price for such purchased indebtedness by Hanover to Deutsche Bank in accordance with the terms and conditions of the Settlement Agreement, the remaining outstanding indebtedness of the Company and its subsidiaries to Deutsche Bank shall be forgiven, and the mortgages of two security vessels will be discharged. The Settlement Agreement does not become effective until Hanover deposits in escrow an amount of $2,500 plus all reasonably incurred legal fees and expenses and the parties enter into an escrow agreement (the “Settlement Conditions”). If the Settlement Conditions are not met by August 2, 2013 (20 trading days after execution of the Settlement Agreement), the Settlement Agreement will automatically dissolve without any further action of the parties. In addition, the Settlement Agreement will automatically terminate upon the occurrence of certain events set forth in the Settlement Agreement. In addition, Deutsche Bank has the right to terminate the Settlement Agreement upon the failure of Hanover to make certain installment payments of the purchase price for the purchased debt within certain time frames set forth in the Settlement Agreement.

On August 2, 2013, the Company entered into an Addendum to Debt Purchase and Settlement Agreement (the “Addendum”) with Deutsche Bank, Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. As mentioned above, the Settlement Agreement was not to become effective until Hanover deposits in escrow an amount of $2,500 plus all reasonably incurred legal fees and expenses and the parties enter into an escrow agreement (the “Settlement Conditions”). On August 2, 2013, the Settlement Conditions were fulfilled and the Settlement Agreement became effective. The Addendum extended the date upon which the parties had to achieve one of the conditions to fulfilling the terms of the Settlement Agreement.

F-17

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On September 25, 2013 the Company has entered into an assignment and amendment agreement (the “Assignment”) with Deutsche Bank, Hanover, Crede CG III, Ltd (“Crede”) a wholly-owned subsidiary of Crede Capital Group and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. Pursuant to the Assignment, Hanover assigned all of its rights and obligations under the Settlement Agreement and an escrow agreement to Crede in accordance with the terms thereof. Crede paid Hanover $3,624 in the aggregate, $2,624 of which represented the amount deposited in escrow by Hanover and fees and other expenses incurred by Hanover. In addition, the escrow agreement was amended and pursuant thereto Crede deposited an additional $8,002 into escrow, following which the entire aggregate amount held in escrow pursuant to the escrow agreement was $10,542, which represented the entire purchase price of the purchased indebtedness plus fees and expenses incurred by Deutsche Bank. Such entire amount would be released from escrow to Deutsche Bank upon the receipt of the court approval (Note 15) described in the Settlement Agreement, and the debt forgiveness, mortgage discharge, and owning the two vessels free and clear of all liens granted to Deutsche Bank would occur concurrently with such release. In addition to the foregoing, the Company, in partial consideration for Hanover’s cancellation of certain covenants, issued to Hanover 2,000,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013.

On September 26, 2013, Crede filed a complaint against the Company in the Supreme Court of the State of New York seeking to recover an aggregate of $10,500, representing all amounts due under the Settlement Agreement, as amended (the “Claim”). On September 26, 2013, Crede and the Company entered into an Exchange Agreement (the “Exchange Agreement”), in order to settle the Claim. Pursuant to the Exchange Agreement, upon court approval (Note 15) (“Court Approval”), the Company will initially issue and deliver to Crede 5,059,717 shares (the “Settlement Shares”) of the Company’s common stock, $0.001 par value (the “Common Stock”). The Settlement Shares represent approximately 9.9% of the total number of shares of Common Stock outstanding at the time of execution of the Exchange Agreement. The Exchange Agreement provides that the Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court Approval. Specifically, the total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement shall be equal to the quotient obtained by dividing (i) $11,850 by (ii) 78% of the VWAP of the Common Stock over the 75-consecutive trading day period immediately following the first trading day after Court Approval (or such shorter trading-day period as may be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “VWAP Shares”). As a result, the Company ultimately may be required to issue to Crede substantially more shares of Common Stock than the number of Settlement Shares initially issued (subject to the limitations described below). The Exchange Agreement further provides that if, at any time and from time to time during the Calculation Period, the total number of Settlement Shares previously issued to Crede is less than the total number of VWAP Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company will upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Exchange Agreement). At the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company will issue to Crede or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares. Crede may sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period. The Exchange Agreement provides that in no event shall the number of shares of Common Stock issued to Crede or its designee in connection with the Exchange Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations there under), result in the beneficial ownership by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations there under) at any time of more than 9.9% of the Common Stock. Furthermore, the Exchange Agreement provides that, from the date of execution of the Exchange Agreement until the day after the Calculation Period, the Company is prohibited from issuing any equity, debt or convertible or other securities, other than (i) Common Stock to Crede pursuant to the Exchange Agreement, (ii) up to 2,555,413 shares of Common Stock pursuant to the Company’s equity compensation plan, (iii) shares of common or preferred stock pursuant to the Company’s shareholder rights plan, (iv) shares of Common Stock to the manager of the Company’s fleet, in lieu of cash compensation, (v) shares of Common Stock upon the conversion, exchange or exercise of convertible securities issued prior to the date of the Exchange Agreement, or (vi) up to 7,500,000 shares of Common Stock (or $3,000 worth of Common Stock, which is greater) issued solely in exchange for the contribution of a nautical vessel by an independent third party to the Company, provided that the primary purpose of such issuance is not to raise capital. The issuance of Common Stock to Crede pursuant to the terms of the Exchange Agreement will be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions to the plaintiff at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

F-18

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Credit Suisse Facility

On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between the Company and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;
•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25;
•	Release restricted cash of $1,125;
•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;
•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and
•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on the Company’s compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

On January 31, 2013 the Company did not pay the interest due of $124 and the interest rate swap amounts of $52 and $28 due on March 5, 2013 and April 2, 2013, respectively, with the Credit Suisse facility. On April 26, 2013, the Company paid the interest of $124 due on January 31, 2013. On April 30 and July 31, 2013 the Company did not pay the interest due of $117 and $119, respectively. Also, the Company did not pay the interest rate swap amounts of $48, $25, $43 and $22 due on June 5, 2013, July 2, 2013, September 5, 2013 and October 2, 2013, respectively, with the Credit Suisse facility. . In addition, on October 31, 2013, the Company did not pay the interest due of $118 with the Credit Suisse facility. The Company received reservation of right letters on August 9, 2013, on October 4, 2013 and November 1, 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. The Company is in discussions with the bank to arrange a settlement of the outstanding payments. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, is due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

NBG Facility (ex FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In October 2013, the Company received notification from NBG that the Company has not paid the aggregate amount of $8,311 constituting repayment installments due in September 2013 and accrued interest due in June 2013. The Company is seeking and will continue to seek restructured loan terms from NBG.

F-19

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Loan Covenants

As of September 30, 2013, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. As well, as of September 30, 2013 the Company was in breach of the interest coverage ratio for its loan agreement with Credit Suisse.

Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $88,946 as current at September 30, 2013.

Credit Suisse Sixth Supplemental Agreement:

•	Value to loan ratio:

(a)	during the period commencing on April 1, 2014 and ending on September 30, 2014, the aggregate fair market value of the financed vessels must not be less than 115% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;
(b)	during the period commencing on October 1, 2014 and ending on March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 120% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank; and
(c)	after March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel; and

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0.

F-20

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

NBG (ex FBB) loan agreement:

•	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

•	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

•	Ratio of EBITDA to net interest expense shall not be less than 3; and

•	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

Deutsche Bank amended and restated facility agreement:

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel; and

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0.

10.	Commitments and Contingencies

The following table summarizes our contractual obligations and their maturity dates as of September 30, 2013:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Long-term debt	$88,946	$88,946	$—	$—	$—	$—	$—

Interest on variable-rate debt	1,242	1,242	—	—	—	—	—

Services fees to the Manager	8,179	1,635	1,635	1,635	1,635	1,635	4

Management fees to the Manager	9,184	1,822	683	683	683	683	4,630

Total obligations	$107,551	$93,645	$2,318	$2,318	$2,318	$2,318	$4,634

The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands).

F-21

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Claims

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 25%-40% of the Company’s annual insurance premiums, and in no year have exceeded $1 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel.

On December 4, 2012, the M/V Free Jupiter enrooted from West Africa to Brazil in order to load her next cargo, she suffered a malfunction on her main engine that prevented her on completing the transit on her own power. The Owners engaged in a Lloyds open form agreement with a Brazilian tug company and the vessel was towed to Brazil for repairs. The cost of repairs is claimable from hull and machinery underwriters. As of September 30, 2013, the claimable amount has been recovered and the claim has been settled.

On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers. The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied, which provided among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters, who confirmed cover. We commenced arbitration proceedings with the charterer due to the charterer not fulfilling its obligations under the charterparty agreement. The proceedings were concluded and the award was in our favor. Thereafter, we reached a settlement with the charterer pursuant to which the charterer agreed to pay $800. Further claims have risen against the charterer following the vessel's release by the pirates for unpaid hire and other amounts under the charterparty. The vessel is currently in the port of Shalala in Oman.  Funding agreements with cargo interests and vessel’s War Underwriters have been signed and funding commenced. Agents have been paid in full the sum of about $320 and some of the spares have been ordered. The works are in progress.

On November 5, 2012, the M/V Free Maverick was arrested in Morocco in relation to claims against the M/V Free Maverick and “sister ships”. Since then, the M/V Free Maverick is idle pending resolution in connection with creditors. The owners’ legal counsels were involved and instructed to dispute the arrest orders that had been issued based on invoices for other vessels under the Manager’s management on the basis that were owned by different entities. The appeal was heard in December 2012. The ruling issued in February 2013 was against us and the arrest orders were deemed to be standing. We have reached an agreement with the largest creditor and the arrest was subsequently lifted for this specific amount. We are also in discussions with the remaining creditors to settle the outstanding balance. As far as the operational readiness of the vessel is concerned, we estimate that the vessel will be released the last month of 2013 when all claim matters will be settled, but the vessel will be subject to drydocking at that time.

F-22

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Pursuant to a charterparty dated November 8, 2012, the Company chartered the M/V Free Neptune to Tramp Maritime Enterprises Ltd. ("TME"). TME failed to pay outstanding hire in the amount of US$356. On April 2, 2013, the Company therefore commenced arbitration proceedings against TME under the charterparty.

On December 14, 2012, while the M/V Free Neptune was at Singapore, bunkers were supplied to the vessel through O.W. Bunker Malta Limited. The bunkers were ordered by TME but were not paid for. OW Bunker is now pursuing the Company for their claim amount which currently stands at $542 inclusive of interest as per their terms & conditions. The Company intends to vigorously defend this claim on the basis that it did not contract with O.W. Bunker Malta Limited (TME did) and is therefore not responsible for this amount. TME were responsible for bunkers as time charterers pursuant to the terms of the charterparty.  The Company will claim an indemnity from TME with regard to any exposure which it may face with regard to this claim.

On June 5, 2013, the M/V Free Neptune, while at anchorage off Port Nouakchott, Mauritania, was stricken by the general cargo vessel Dazi Yun. Severe collision damage incurred at the contact side shell point in way of cargo hold No. 2 starboard side and the cargo hold No. 2 flooded. No pollution or crew injuries were reported. Nominated salvage team delivered the vessel to a shipyard in Turkey for repairs on September 2, 2013. The costs incurred are claimable from hull and machinery underwriters.

On July 3, 2013, the M/V Free Knight completed her discharging of bagged rice in Abidjan and on July 10, 2013 she was arrested for alleged cargo damage in the amount of $186.  The Owners are seeking cover from their P&I Club.

The outstanding balance of the Company’s claims as of September 30, 2013 stands at $741 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

11.	Earnings/(Losses) per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective February 14, 2013.

The components of the denominator for the calculation of basic (loss)/earnings per share and diluted (loss)/earnings per share for the nine months ended September 30, 2013 and 2012, respectively, are as follows:

	For the nine months ended	For the nine months ended
	September 30, 2013	September 30, 2012
Numerator:
Net (loss)/ income — basic and diluted	$(29,947)	$(24,250)

Basic (loss)/earnings per share denominator:
Weighted average common shares outstanding	13,462,231	697,032

Diluted (loss)/earnings per share denominator:
Weighted average common shares outstanding	13,462,231	697,032

Dilutive common shares:
Options	—	—
Warrants	—	—
Restricted shares	—	—

Dilutive effect	—	—

Weighted average common shares — diluted	13,462,231	697,032

Basic (loss)/earnings per common share	$(2.22)	$(34.79)
Diluted (loss)/earnings per common share	$(2.22)	$(34.79)

F-23

12.	Reverse stock split

 On January 22, 2013, the Company’s Board of Directors authorized a reverse stock split at a ratio of 1 for 10, which was effective at 8:00 am on February 14, 2013, New York time. The reverse stock split consolidates 10 shares of common stock into one share of common stock at a par value of $0.001 per share. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

At September 30, 2013, and following the reverse stock split discussed above, the Company had 5,000,000 shares of preferred stock authorized at $0.001 par value of which none was issued, 250,000,000 shares of common stock authorized at $0.001 par value, of which 53,108,261 shares were issued and outstanding, as well as the number of shares of restricted stock discussed in Note 12. All per share amounts included in these unaudited interim condensed consolidated financial statements and accompanying notes have been retroactively adjusted to the earliest period presented for the effect of these reverse stock split.

13.	Stock Incentive Plan

On December 31, 2009, the Company’s Board of Directors awarded 25,500 restricted shares, as adjusted to reflect the reverse stock split effective February 14, 2013, to its non-executive directors, executive officers and certain of Manager’s employees. The remaining unvested restricted shares amounted to 5,000 as of September 30, 2013, will vest on December 31, 2013.

For the nine months ended September 30, 2013, the recognized stock based compensation expense in relation to the restricted shares granted is $32. The total unrecognized compensation cost of the non vested restricted shares granted under the Plan is $11. The cost is expected to be recognized over a period of three months.

Presented below is a table reflecting the activity in the restricted shares from January 1, 2013 through September 30, 2013:

Restricted Shares

31-Dec-12	5,000
Restricted shares vested	—
Restricted shares forfeited	—
30-Sep-13	5,000

F-24

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

14.	Shareholders’ Equity

As of January 9, 2013, the Company sold the remaining 142,362 shares of its common stock to Dutchess, under the investment agreement entered into with Dutchess on October 11, 2012, for aggregate proceeds of $106.

On January 15, 2013, the Company issued 137,500 shares of its common stock (the “Settlement Shares”) to Hanover Holdings I, LLC (“Hanover”) in connection with a stipulation of settlement (the “Settlement Agreement”) of an outstanding litigation claim. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the 36th trading day following the date on which the Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Settlement Shares (the “True-Up Period”), rounded up to the nearest whole share (the “VWAP Shares”). The Settlement Agreement further provides that if, at any time and from time to time during the True-Up Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement).

On January 18, 2013, the Company delivered an additional 40,000 shares to Hanover and on January 29, 2013, the Company delivered an additional 8,285 shares to Hanover. At the end of the True-Up Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company will issue to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares.

On January 31, 2013, an amendment to the Settlement Agreement reduced the True-Up Period from 35 trading days following the date the Initial Settlement Shares were issued to four trading days following the date the Initial Settlement Shares were issued. As a result, the True-Up Period expired on January 22, 2013. Accordingly, the total number of shares of Common Stock issuable to Hanover pursuant to the Settlement Agreement, as amended, was 185,785, which number is equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the four-trading day period following the date of issuance of the Initial Settlement Shares, rounded up to the nearest whole share. All of such 185,785 shares of Common Stock had been issued to Hanover prior to the amendment of the Settlement Agreement. Accordingly, no further shares of Common Stock were issuable to Hanover pursuant to the Settlement Agreement, as amended, and Hanover was not required to return any shares of Common Stock to the Company for cancellation pursuant thereto. The Settlement Agreement provided that in no event shall the number of shares of Common Stock issued to Hanover or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange, and the rules and regulations there under, result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations there under) at any time of more than 9.99% of the Common Stock.

F-25

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On January 24, 2013, the Company entered into an Investment Agreement with Granite (the “Granite Agreement”), pursuant to which, for a 36-month period, the Company has the right to sell up to 395,791 shares of its common stock to Granite. The Granite Agreement entitles the Company to sell and obligates Granite to purchase, from time to time over a period of 36 months (the “Open Period”), 395,791 shares of the Company’s common stock, subject to conditions the Company must satisfy as set forth in the Granite Agreement. For each share of common stock purchased under the Granite Agreement, Granite will pay 98% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days commencing on the day the Company delivers a put notice to Granite. Each such put may be for an amount not to exceed the greater of $500 or 200% of the average daily trading volume of our common stock for the three consecutive trading days prior to the put notice date, multiplied by the average of the three daily closing prices immediately preceding the put notice date. In no event, however, shall the number of shares of common stock issuable to Granite pursuant to a put cause the aggregate number of shares of common stock beneficially owned by Granite and its affiliates to exceed 9.99% of the outstanding common stock at the time.

On February 13, 2013, the Company issued 185,000 shares of its common stock (the “Second Settlement Shares”) to Hanover in connection with a second stipulation of settlement (the “Second Settlement Agreement”) of an outstanding litigation claim. The Second Settlement Agreement provides that the Second Settlement Shares will be subject to adjustment on the 36th trading day following the date on which the Second Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement be based upon a specified discount to the VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Second Settlement Agreement shall be equal to the quotient obtained by dividing (i) $740,651.57 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Second Settlement Shares (the “Second True-Up Period”), rounded up to the nearest whole share (the “Second VWAP Shares”). The Second Settlement Agreement further provides that if, at any time and from time to time during the Second True-Up Period, Hanover reasonably believes that the total number of Second Settlement Shares previously issued to Hanover shall be less than the total number of Second VWAP Shares to be issued to Hanover or its designee in connection with the Second Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Second True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee, and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Second Settlement Shares” for purposes of the Second Settlement Agreement). On February 19, 2013, the Company issued and delivered to Hanover 90,000 additional Second Settlement Shares, on February 25, 2013, the Company issued and delivered to Hanover another 90,000 additional Second Settlement Shares, on February 26, 2013 the Company issued and delivered to Hanover another 90,000 additional Second Settlement Shares, on February 27, 2013, the Company issued and delivered to Hanover another 100,000 additional Second Settlement Shares, on February 28, 2013, the Company issued and delivered to Hanover another 100,000 additional Second Settlement Shares and on March 4, 2013, the Company issued and delivered to Hanover another 100,000 additional Second Settlement Shares. At the end of the Second True-Up Period, the Company issued and delivered 31,755 additional Second Settlement Shares to Hanover on March 6, 2013.

On February 15, 2013, the Company entered into a termination agreement of the Standby Equity Distribution Agreement, or SEDA dated May 11, 2012 with YA Global. As a result, the outstanding fees of $10 owed to YA Global under the SEDA were written off.

F-26

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On February 19, 2013, the Company issued the press release announcing the approval of the transfer of the listing of the Company’s common stock to The NASDAQ Capital Market, the granting of the additional extension to comply with the minimum bid price requirement and the cancellation of the NASDAQ appeal hearing.

On February 28, 2013, pursuant to the approval of the Company’s Board of Directors at its January 18, 2013 meeting, the Company issued 641,639 shares of its common stock to the Manager in payment of $809 in unpaid fees due to the Manager for November and December 2012 and January 2013 and 41,909 shares of its common stock to its non-executive directors in payment of $48 in unpaid Board fees for the fourth quarter of 2012.

On March 20, 2013, the Company issued 350,000 shares of its common stock (the “Third Settlement Shares”) to Hanover in connection with a third stipulation of settlement (the Third Settlement Agreement of an outstanding litigation claim. The Third Settlement Agreement provides that the Third Settlement Shares will be subject to adjustment on the 36th trading day following the date on which the Third Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Third Settlement Agreement be based upon a specified discount to the VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Third Settlement Agreement shall be equal to the quotient obtained by dividing (i) $1,264,656.12 by (ii) 70% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Third Settlement Shares (the “Third True-Up Period”), rounded up to the nearest whole share (the “Third VWAP Shares”). The Third Settlement Agreement further provides that if, at any time and from time to time during the Third True-Up Period, Hanover reasonably believes that the total number of Third Settlement Shares previously issued to Hanover shall be less than the total number of Third VWAP Shares to be issued to Hanover or its designee in connection with the Third Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Third True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee, and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Third Settlement Shares” for purposes of the Third Settlement Agreement). On March 21, 2013, the Company issued and delivered to Hanover 390,000 additional Settlement Shares, on March 22, 2013, the Company issued and delivered to Hanover another 420,000 additional Settlement Shares and on March 26, 2013 the Company issued and delivered to Hanover another 300,000 additional Settlement Shares. At the end of the Third True-Up Period, the Company issued and delivered 12,894 additional Settlement Shares to Hanover on March 26, 2013.

As of April 2, 2013, the Company has sold all the 395,791 shares of its common stock to Granite under the Granite Agreement for aggregate proceeds of $458.

On April 4, 2013, the Company received notification from NASDAQ that it has regained compliance with the NASDAQ Listing Rule 5450(a)(1) (the "Minimum Bid Price Rule") requirement for continued listing on NASDAQ, as the bid price of the Company’s common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days.

F-27

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On April 17, 2013, the Company issued 560,000 shares of its common stock (the “Fourth Settlement Shares”) to Hanover in connection with a fourth stipulation of settlement (the “Fourth Settlement Agreement”) of an outstanding litigation claim.  The Fourth Settlement Agreement provides that the Fourth Settlement Shares will be subject to adjustment on the 36th trading day following the date on which the Fourth Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Fourth Settlement Agreement be based upon a specified discount to the trading VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Fourth Settlement Agreement shall be equal to the quotient obtained by dividing (i) $1,792,416.92 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Fourth Settlement Shares (the “Fourth True-Up Period”), rounded up to the nearest whole share (the “Fourth VWAP Shares”). The Fourth Settlement Agreement further provides that if, at any time and from time to time during the Fourth True-Up Period, Hanover reasonably believes that the total number of Fourth Settlement Shares previously issued to Hanover shall be less than the total number of Fourth VWAP Shares to be issued to Hanover or its designee in connection with the Fourth Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Fourth True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Fourth Settlement Shares” for purposes of the Fourth Settlement Agreement). On April 22, 2013, the Company issued and delivered to Hanover 300,000 additional Settlement Shares, on April 29, 2013, the Company issued and delivered to Hanover another 325,000 additional Settlement Shares, on May 6, 2013, the Company issued and delivered to Hanover another 335,000 additional Settlement Shares, on May 10, 2013, the Company issued and delivered to Hanover another 350,000 additional Settlement Shares, on May 16, 2013 the Company issued and delivered to Hanover another 750,000 additional Settlement Shares and on May 22, 2013, the Company issued and delivered to Hanover another 200,000 additional Settlement Shares. At the end of the Fourth True-Up Period, the Company issued and delivered 594 additional Settlement Shares to Hanover on May 24, 2013.

On May 22, 2013, the Company entered into a debt settlement agreement with Navar pursuant to which on May 28, 2013, the Company issued Navar 136,925 shares of common stock in exchange for the extinguishment of $94 of outstanding debt related to shipbrokerage services provided to the Company (Note 4).

On May 29, 2013, the Company entered into an Investment Agreement with Dutchess (the “Dutchess Agreement”), a fund managed by Dutchess Capital Management, II, LLC, pursuant to which, for a 36-month period, the Company has the right to sell up to 2,291,716 shares of its common stock. As of August 30, 2013, the Company has sold 2,291,716 shares of its common stock to Dutchess under the Dutchess Agreement for aggregate proceeds of $477.

On June 17, 2013, the Company received a letter from NASDAQ , notifying it that for the last 30 consecutive business days, the closing bid price of the Company’s common stock has been below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5450(a)(1).  We have 180 calendar days, or until December 16, 2013, to regain compliance with Rule 5450(a)(1) (the "Compliance Period"). To regain compliance, the closing bid price of the Company’s common stock must be at least $1.00 per share for a minimum of 10 consecutive business days during the Compliance Period. The NASDAQ notification has no effect at this time on the listing of the Company's common stock on The NASDAQ Capital Market.  If the Company does not regain compliance by December 16, 2013, NASDAQ will provide written notification to the Company that its common stock may be delisted.

F-28

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On June 26, 2013, 2013, the Company issued 890,000 shares of its common stock (the “Fifth Settlement Shares”) to Hanover in connection with a fifth stipulation of settlement (the “Fifth Settlement Agreement”) of an outstanding litigation claim.  The Fifth Settlement Agreement provides that the Fifth Settlement Shares will be subject to adjustment on the 121st trading day following the date on which the Fifth Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Fifth Settlement Agreement be based upon a specified discount to the trading VWAP of the Common Stock for a specified period of time. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Fifth Settlement Agreement shall be equal to the quotient obtained by dividing (i) $5,331,011.90 by (ii) 75% of the VWAP of the Common Stock over the 120 consecutive trading day period following the date of issuance of the Fifth Settlement Shares (the “Fifth True-Up Period”), rounded up to the nearest whole share (the “Fifth VWAP Shares”). The Fifth Settlement Agreement further provides that if, at any time and from time to time during the Fifth True-Up Period, Hanover reasonably believes that the total number of Fifth Settlement Shares previously issued to Hanover shall be less than the total number of Fifth VWAP Shares to be issued to Hanover or its designee in connection with the Fifth Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Fifth True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Fifth Settlement Shares” for purposes of the Fifth Settlement Agreement). Between July 2, 2013 and September 10, 2013, the Company issued and delivered to Hanover an aggregate of 29,642,714 additional Settlement Shares.

For the nine months ended September 30, 2013, as a result of the issuance of an aggregate of 35,798,742 shares of common stock to Hanover in connection with five settlement agreements of a total outstanding litigation claim of $9,434 (described above), the Company recognized a loss of $3,914, which is included in “Other income/ (expense)” in the accompanying unaudited interim condensed consolidated statements of operations.

On July 10, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 2,469,551 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions. As well, the Company recognized for the nine months ended September 30, 2013 the amount of $1,030 as compensation cost, which is included in “Other income/ (expense)” in the accompanying unaudited interim condensed consolidated statements of operations.

On August 16, 2013, the Company issued to 500,000 shares of common stock to its legal counsel in exchange for the extinguishment of $105 of outstanding debt related to services provided to the Company.

On September 20, 2013, pursuant to the approval of the Company’s Compensation Committee on September 19, 2013, the Company issued an aggregate of 5,985,168 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions.  As well, the Company recognized for the nine months ended September 30, 2013 the amount of $2,753 as compensation cost, which is included in “Other income/ (expense)” in the accompanying unaudited interim condensed consolidated statements of operations.

F-29

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On September 30, 2013,the Company, in partial consideration for Hanover’s cancellation of certain covenants related to the Settlement Agreement dated July 5, 2013, with Deutsche Bank, Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. (Note 9), issued to Hanover 2,000,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013. As a result of the issuance of common stock, the Company recognized for the nine months ended September 30, 2013 a loss of $1,180, which is included in “Other income/ (expense)” in the accompanying unaudited interim condensed consolidated statements of operations.

Common Stock Dividends

During the nine months ended September 30, 2013 and 2012, the Company did not declare or pay any dividends.

15.	Subsequent Events

1.	On October 9, 2013, the Company received approval by the Supreme Court of the State of New York of the terms and conditions of the Exchange Agreement (Note 9) between the Company and Crede. As a result of the court approval, Crede released $10,500 to Deutsche Bank, presently held in escrow, and Deutsche Bank, upon receipt of the funds, has, in accordance with the Settlement Agreement, forgiven the remaining outstanding indebtedness and overdue interest owed by the Company approximately $19,500 in total as well as released all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Maverick and the M/V Free Knight. The other $10,500 of outstanding indebtedness has been eliminated upon consummation of the transactions contemplated by the Exchange Agreement. The Company is reviewing the accounting treatment of the transaction with its auditors and preliminary expects to recognize a gain on extinguishment of debt during the year ending December 31, 2013. The gain, which represents the difference between the fair value of the equity interest granted by the Company and the carrying amount of the debt, is estimated to be in excess of $12 million.

2.	On October 10, 2013, the Company issued 268,089 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated April 8, 2013.

3.	On October 14, 2013, the Company issued 4,958,286 shares of its common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February – September 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which is the date the management and services fees were due and payable. In addition, the Company also issued an aggregate of 171,637 shares of the Company’s common stock to its non-executive members of its Board of Directors in payment of $120 in unpaid Board fees for the first, second and third quarters of 2013.

F-30

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

4.	On October 22, 2013, the Company has entered into a non-binding term sheet with an institutional investor (the "Investor") for an investment of $10 million into the Company through the issuance of zero-dividend convertible preferred stock ("Preferred Stock") and warrants, subject to certain terms and conditions. Upon signing the transaction documents (the "Initial Closing"), the Company will sell to the Investor $1.5 million of units, each unit consisting of (i) one share of Preferred Stock and (ii) a warrant to purchase one share of stock for every share that the Preferred Stock is convertible into. The preferred stock issued in the Initial Closing shall be convertible into common stock at the lower of (a) the closing bid price of the common stock on the day before the Initial Closing or (b) the price of the common stock on the day after the registration statement is declared effective by the Securities and Exchange Commission ("SEC"). On the date after effectiveness of the registration statement (the "Second Closing"), the Company will sell to the Investor $8.5 million of Preferred Stock and warrants. The preferred stock issued in the Second Closing shall be convertible into common stock at the closing bid price of the common stock on the day of the Second Closing. The warrants included in the units to be sold at the Initial Closing and the Second Closing will allow the Investor, for five years from the date of issuance, to purchase one share of common stock for every share it could acquire upon exercise of the securities received at such closing, exercisable at a price equal to a 30% premium to the consolidated closing bid price on the day prior to the Initial Closing and the Second Closing, as applicable. Investor may exercise such warrants by paying for the shares in cash, or on a cashless basis by exchanging such warrants for common stock using the Black-Scholes value, which is assumed to have a volatility of 135%. In the event that the Company's common stock trades at a price 25% or more about the exercise price of the warrants for a period of 20 consecutive days (with average daily dollar volume at least equal to $1 million), the Company may call the warrants for cash. In addition, the Investor shall also receive a second five-year warrant, exercisable for a period of 90 days, allowing it to purchase one share of common stock for every two shares it could acquire upon exercise of the securities received at such closing, under the same terms as the warrant listed above. All warrants issued to the Investor shall not be exercisable by the Investor if it results in the Investor owning more than 9.9% of the Company's common stock. The warrants shall contain customary anti-dilution protection. The Company will be required to file a registration statement (the "Registration Statement") with the SEC within 20 days of the Initial Closing, registering the common stock underlying the (i) Preferred Stock to be issued in the Initial Closing and Second Closing and (ii) the warrants to be issued to the Investor. The Company shall pay a penalty of 2% per month for each month that the registration statement is not declared effective after 90 days, but such penalties such cease after six months, assuming the Investor is eligible to sell shares under Rule 144. The closing of the investment with the Investor is subject to several conditions, including the successful negotiation of transaction documents between the Company and the Investor, the Company being fully-reporting with the SEC, the Company's common stock being listed on The NASDAQ Stock Market and the Company being in compliance with all listing requirements, the absence of events of default under any financial agreement other than those identified to the Investor; and other customary conditions for this type of transaction. In addition, the Second Closing is conditioned upon the Company having the Registration Statement effective with the SEC. The Company will pay the Investor an expense reimbursement fee of 5% from the gross proceeds received at each closing. In addition, the Company is responsible for paying a non-refundable fee of $75 to the Investor's legal counsel for the preparation of the investment documents. As well, the Investor shall have the right to participate on the same terms as other investors, up to 25% of the amount of any subsequent financing the Company enters into, for a period of one year from the Second Closing. Further, the Company shall be prohibited from issuing additional common stock or securities convertible into common stock for a period of 150 days from the later of the Initial Closing or the Second Closing, except for issuances pursuant to acquisitions, joint ventures, license arrangements, leasing arrangements, employee compensation and the like. The securities to be offered have not been registered under the Securities Act of 1933, as amended, (the "Securities Act"), or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Company plans to offer and issue the preferred stock only to accredited investors pursuant to Rule 506 promulgated under Regulation D of the Securities Act.

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FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

5.	Pursuant to the Supreme Court’s of the State of New York approval of the terms and conditions of the Exchange Agreement (Note 9) between the Company and Crede on October 9,2013, the total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement will equal the quotient of (i) $11,850 divided by (ii) 78% of the volume weighted average price of the Company’s Common Stock, over the 75-consecutive trading day period immediately following the first trading day after the Court approved the Order (or such shorter trading-day period as may be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “Settlement Shares”). 5,059,717 of the Settlement Shares were issued and delivered to Crede on October 10, 2013 and an aggregate of 30,758,540 Settlement Shares were issued and delivered to Crede between October 11, 2013 and November 7, 2013. The Exchange Agreement further provides that if, at any time and from time to time during the Calculation Period (as defined below), the total number of Settlement Shares (as defined below) previously issued to Crede is less than the total number of Settlement Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede may, in its sole discretion, deliver one or more written notices to the Company requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company will upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Exchange Agreement. At the end of the Calculation Period, (i) if the total number of Settlement Shares required to be issued exceeds the number of Settlement Shares previously issued to Crede, then the Company will issue to Crede or its designee additional shares of Common Stock equal to the difference between the total number of Settlement Shares required to be issued and the number of Settlement Shares previously issued to Crede, and (ii) if the total number of Settlement Shares required to be issued is less than the number of Settlement Shares previously issued to Crede, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of total number of Settlement Shares required to be issued and the number of Settlement Shares previously issued to Crede. Crede may sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period. The Exchange Agreement provides that in no event shall the number of shares of Common Stock issued to Crede or its designee in connection with the Exchange Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations there under), result in the beneficial ownership by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations there under) at any time of more than 9.9% of the Common Stock.

6.	On November 3, 2013, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Crede for an aggregate investment of $10,000 into the Company through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”), subject to certain terms and conditions. At the first closing (the “Initial Closing”), occurred on November 5, 2013, the Company sold for $1.5 million to the Investor 15,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), together with the Warrants. The Series B Preferred Stock will be convertible into shares of the Company’s common stock at the lower of (i) $0.40 and (ii) the closing bid price of the Company’s common stock on the first (1st) trading day immediately following the effective date of the Registration Statement described below. The Series A Warrants will be initially exercisable for 25,000,000 shares of the Company’s common stock at an initial exercise price of $0.52 per share and will have a 5-year term. The Series B Warrants will be initially exercisable for 12,500,000 shares of the Company’s common stock at an initial exercise price of $0.52 per share and will expire on the earlier to occur of (1) 90 days after the effective date of the Registration Statement and (2) the one year anniversary of the Initial Closing. Two trading days after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”), and subject to the satisfaction of other customary closing conditions, the Company will sell to the Investor 85,000 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) for $8.5 million. The Series C Preferred Stock to be issued will be convertible into the Company’s common stock at the same price at which the Series B Preferred Stock is convertible. The Investor may exercise the Warrants by paying cash or electing to receive a cash payment from the Company equal to the Black Scholes value of the number of shares the Investor elects to exercise. The Company may elect to treat such request for a cash payment as a cashless exercise of the Warrants so long as (i) the Company is in compliance in all material respects with its obligations under the transaction documents, (ii) the Registration Statement is effective and (iii) the Company’s common stock is listed or designated for quotation on an eligible market.

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FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

In the event that the Company’s common stock trades at or above $0.65 for a period of 20 consecutive trading days, the average daily dollar volume of the Company’s common stock equals at least $1 million during such period and various equity conditions are also satisfied during such period, the Company may, at its election, require the Investor to exercise the Warrants for cash. The convertibility of the Preferred Stock and the exercisability of the Warrants each may be limited if, upon conversion or exercise (as the case may be), the holder thereof or any of its affiliates would beneficially own more than 9.9% of the Company’s common stock. The Preferred Stock and the Warrants contain customary weighted-average anti-dilution protection.

The Preferred Stock will not accrue dividends, except to the extent dividends are paid on the Company’s shares of common stock.  The Company’s common stock will be junior in rank to the Preferred Stock upon the liquidation, dissolution and winding up of the Company.  The Preferred Stock will generally have no voting rights except as required by law. Simultaneously with the Initial Closing, the Company will enter into a Registration Rights Agreement with the Investor, pursuant to which the Company will be required to file a registration statement (the “Registration Statement”) with the SEC, within 20 days of the Initial Closing, to register for resale by the Investor the common stock underlying the Preferred Stock and the Warrants issued and to be issued to the Investor and to use its commercially reasonable efforts to have the Registration Statement declared effective within 90 days of the Initial Closing. The Company will also agree to prepare and file amendments and supplements to the Registration Statement to the extent necessary to keep the Registration Statement effective for the period of time required under the Registration Rights Agreement.  The Company will pay customary partial damages amounts in the event the Registration Statement is not timely filed, is not declared effective within 90 days after the Initial Closing or does not remain effective during the period required under the Registration Rights Agreement. However, such partial damages are not payable at any time the Investor is eligible to sell under Rule 144 without restriction the shares of common stock required to be registered. In addition, the Company will reimburse the Investor for all costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the transaction documents in a non-accountable amount equal to $75. In addition, the Company will also pay to the Investor additional non-refundable amounts equal to $75 upon occurrence of the Initial Closing and $425 upon occurrence of the second closing, in each case, as an unallocated expense reimbursement.

The Investor has the right to participate on the same terms as other investors, up to 25% of the amount of any subsequent financing the Company enters into, for a period of (i) one year from the second closing or (ii) if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (A) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (B) two years from the Initial Closing if the Company is in material breach of its obligations under the transaction documents at the time of such termination. Further, the Company is prohibited from issuing additional shares of the Company’s common stock or securities convertible into or exercisable for the Company’s common stock until 150 days after the later to occur of (x) November 3, 2013, and (y) the second closing, provided that if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (I) 150 days after November 3, 2013, if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (II) November 3, 2014, if the Company is in material breach of its obligations under the transaction documents at the time of such termination. Such prohibition will not apply to issuances (i) to employees, consultants, directors and officers approved by the Board or pursuant to a plan approved by the Board, not to exceed 4,099,342 shares, (ii) shares issued upon exercise or conversion of securities outstanding as of the Initial Closing, (iii) shares issued to the Company’s manager of its fleet, in lieu of cash compensation, (iv) shares issuable pursuant to an exchange agreement previously entered into between the Company and the Investor and (v) shares issued solely in exchange for an acquisition of a nautical vessel, provided that such shares do not exceed the greater of 7.5 million shares of $3 million of shares. Until one year after the second closing (provided, that, if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, the restricted period shall be (i) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (ii) two years from the Initial Closing if the Company is in material breach under the transaction documents at the time of such termination), the Company is prohibited from entering into any transaction to (i) sell any convertible securities at a conversion rate or other price that is generally based on and/or varies with the trading prices of the Company’s common stock at any time after the initial issuance of such convertible securities or (ii) sell securities at a future determined price, including, without limitation, an “equity line of credit” or an “at the market offering.” The Company’s issuance of the Preferred Stock and Warrants and the shares of the Company’s common stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants is exempt from registration under the Securities Act of 1933, as amended (the “Act”), pursuant to the exemption from registration provided by Section 4(a)(2) of the Act and by Rule 506 of Regulation D, promulgated under the Act.  The Investor represented that it is an “accredited investor” as that term is defined in Rule 501 of Regulation D.

7.	On November 14, 2013, at the Company’s annual shareholders meeting, the shareholders (i) elected Mr. Keith Bloomfield and Mr. Dimitrios Panagiotopoulos as members of the Company’s Board of Directors to serve until the 2016 Annual Meeting of Shareholders, (ii) ratified the appointment of RBSM LLP as the Company’s independent registered public accounting firm as auditors for the year ending December 31, 2013 and (iii) granted discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-5 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-10, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting.

8.	On November 18, 2013, the Company issued 546,396 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated May 13, 2013 plus accrued interest.

F-33